
November 9, 2022

Margaret Stapleton
Chief Financial Officer
Century Casinos, Inc.
455 E. Pikes Peak Avenue, Suite 210
Colorado Springs, Colorado 80903

      Re: Century Casinos, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 8, 2022
          File No. 000-22900

Dear Margaret Stapleton:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction